VIA EDGAR AND FACSIMILE
May 26, 2009
Ms. Jill Davis/Ms. Jennifer O’Brien
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

RE:	Goldcorp Inc.
Form 40-F for the Fiscal Year Ended December 31, 2008
Filed March 16, 2009
File No. 001-12970
Dear Ms. Davis/Ms. O’Brien:
Further to our letter of May 14, 2009, please accept this request for a second extension to respond to your comment letter of April 30, 2009.
We are continuing to consult with our auditors in order to ensure the completeness of our responses to these comments. However, additional time is required. Therefore, we would propose to provide our written response to you on or before June 23, 2009.
Should you have further questions, please address your letter to the undersigned.
Yours truly,
Lindsay Hall
Executive Vice President and Chief Financial Officer

cc:	James Barron
Deloitte & Touche LLP
Mark Bennett and Jennifer Traub
Cassels Brock & Blackwell LLP
David Stone
Neal, Gerber & Eisenberg, LLP